SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 08 June 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This announcement contains inside information

8 June, 2018

BT CHIEF EXECUTIVE SUCCESSION PLANNING

BT Group today announces that Chief Executive Gavin Patterson will be stepping down later in the year and that the Board has commenced a search to identify his successor. The Board expects to have a successor in place during the second half of the year and until such time Gavin will continue to serve as Chief Executive.

Jan du Plessis, Chairman of BT said:  "Gavin has been with BT for just over 14 years and I want to thank him for his contribution to our business during that time, in particular during the almost five years that he has served as Chief Executive."

"The Board is fully supportive of the strategy recently set out by Gavin and his team. The broader reaction to our recent results announcement has though demonstrated to Gavin and me that there is a need for a change of leadership to deliver this strategy."

"To that end a number of concrete initiatives have already been launched and Gavin's commitment to continue to lead the business during this transition phase will provide invaluable continuity. While BT is a very demanding business, with multiple stakeholders, we do have significant opportunities ahead of us. I am confident that, for the remainder of his term, Gavin and his senior management team will continue to display the energy required to deal with every dimension of the task at hand."

Gavin Patterson, Chief Executive of BT said: "It's been an honour to lead BT since 2013, and serve as a member of the Board for the last 10 years. Throughout that time I've been immensely proud of what we've achieved, in particular the transformation of the business in recent years with the launch of BT Sport, the purchase and integration of EE, and the agreement to create greater independence for Openreach. That, combined with the critical expansion of our superfast broadband network to 27m customers, and our stated ambition to reach 10m homes with ultrafast broadband by the mid-2020s have fundamentally repositioned the company. BT is a great business and with the new management team I've recently put in place, is I believe very well positioned to thrive in the future."

- Ends -

Notes to Editors

For the remainder of his term as Chief Executive, Gavin will continue to be paid on the same basis as disclosed in BT's 2018 Annual Report, except that he will now not be receiving the 2018 Incentive Share Plan award described in the Annual Report.  When he steps down as Chief Executive, he will be treated as a good leaver and be paid strictly in accordance with the terms of his employment contract and BT's remuneration policy, as approved by shareholders in 2017. The Company will publish further details in due course on its website, www.btplc.com

The person responsible for making this announcement is Dan Fitz, BT's Company Secretary.

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 08 June 2018